Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about its contents or the action you should take in relation to it, you should consult your stockbroker, solicitor, accountant or other professional advisor.

If you have sold or transferred all your ordinary shares in International Game Technology PLC, please pass this document and its accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker or other agent through whom you made the sale or transfer so that they can pass them to the person who now holds the shares.

INTERNATIONAL GAME TECHNOLOGY PLC

(incorporated and registered in England and Wales under number 09127533)

NOTICE OF 2020 ANNUAL GENERAL MEETING

Notice of the annual general meeting (the “AGM”) of International Game Technology PLC (the “Company”) to be held at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on 25 June 2020 at 3.00 p.m. (BST) is set out in this document.

In light of the COVID-19 pandemic and in line with latest UK Government’s measures to restrict travel and public gatherings of more than two people, the meeting will be restricted to two attendees (for example, the Chairperson and one other Director), both of whom will be shareholders for the purposes of forming a quorum, in addition to the usual supporting staff, reduced to a minimum and bound to the strictest observance of the Governmental recommended precautions.

The Company advises that other shareholders must not attend the AGM in person. Any other shareholder above the number necessary to form a quorum seeking to attend the AGM will be refused entry.

All shareholders are encouraged to please vote using proxy voting in accordance with the instructions printed on the enclosed proxy form. Shareholders are strongly advised to appoint the Chairperson of the meeting as proxy to ensure shareholders vote is counted. Other named proxies will not be allowed to attend the AGM. Additional information for those entitled to vote is set out on page 12 to 18 of this document.

CONTENTS

LETTER FROM THE CHAIRPERSON	3

NOTICE OF ANNUAL GENERAL MEETING	6

PART 1: EXPLANATORY NOTES TO THE RESOLUTIONS	12

PART 2: GENERAL NOTES TO THE AGM NOTICE	19

APPENDIX: DIRECTORS’ BIOGRAPHIES	25

Directions to the AGM

The AGM will be held at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT. Directions to the address of the AGM are as follows:

BY UNDERGROUND

The nearest tube station to the venue is Marble Arch.

BY AIR

Heathrow Express

From Heathrow take the Heathrow Express (every 15 minutes) to Paddington train station and then a taxi to the venue (ten minutes).

Gatwick Airport - 30 miles / 48 km

Taxi from Gatwick - approximately 1 hour 15 minutes

Gatwick Express - approximately 1 hour

Gatwick Express

From Gatwick take the Gatwick Express (every 15 minutes) to Victoria train station and then a taxi to the venue (15 minutes), or by tube take the Victoria Line to Green Park then the Jubilee Line to Bond Street. The venue is within walking distance, 15 minutes along Oxford Street.

LETTER FROM THE CHAIRPERSON

International Game Technology PLC

Registered number: 09127533

Registered office: Marble Arch House 66 Seymour Street Second Floor London W1H 5BT	Directors: Paget Alves Beatrice Bassey Massimiliano Chiara Alberto Dessy Marco Drago James McCann	Heather McGregor Lorenzo Pellicioli Samantha Ravich Vincent Sadusky Marco Sala Gianmario Tondato Da Ruos

25 May 2020

Dear Recipient

Annual General Meeting (“AGM”) to be held on Thursday, 25 June 2020

I have the pleasure of sending you the notice of this year’s AGM (the “AGM Notice”) which we are holding at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on 25 June 2020 at 3.00 p.m. (BST). The AGM Notice, including the proposed resolutions, is set out on page 6 onwards of this document.

Your vote is important to us. Each shareholder registered on the register of shareholders of the Company at 3.00 p.m. (BST) on 23 June 2020 is entitled to vote on the resolutions contained in the AGM Notice (the “Resolutions”).

Explanation of the Resolutions

At the AGM, voting on all Resolutions will be conducted by way of a poll, as it was at last year’s annual general meeting, rather than by way of a show of hands. This method is more transparent as shareholder votes are counted according to the number of shares held.

Like last year, we are proposing that the continued appointment of the Company’s directors be put to a shareholder vote. It is noted that:

•                 Paget Alves has decided to stand down from his position as a director of the Company and we wish him well;

•                 Samantha Ravich and Beatrice Bassey were appointed as a director of the Company on 30 July 2019 and 20 March 2020, respectively; and

•                 Massimiliano Chiara assumed the role of Executive Vice President and Chief Financial Officer effective 6 April 2020, and the role as a director of the Company on 14 April 2020.

As Marco Sala was appointed for a term running from the conclusion of the Company’s annual general meeting in 2018 until the conclusion of the third subsequent annual general meeting of the Company, he will not be proposed for re-appointment until the Company’s annual general meeting in 2021.

The biographies of the directors whose continuing appointment is to be approved at the AGM can be found in the appendix to this AGM Notice.

16 of the 20 Resolutions being put to shareholders are proposed as ordinary resolutions. This means that, for each of the Resolutions being proposed as ordinary resolutions to be passed, votes representing more than half of the votes cast by those present at the meeting (either in person, by proxy or by corporate representative) must be cast in favour of the relevant Resolution.

Four Resolutions being put to shareholders are being proposed as special resolutions. This means that, for each of the Resolutions being proposed as special resolutions to be passed, votes representing a majority of not less than 75% of the votes cast by those present at the meeting (either in person, by proxy or by corporate representative) must be cast in favour of the relevant Resolution.

Explanatory notes in respect of the Resolutions are set out in Part 1 (Explanatory Notes to the Resolutions) of the AGM Notice.

As soon as practicable following the AGM, the result of the voting at the AGM will be published on the Company’s website at www.igt.com and filed with the Securities and Exchange Commission. The Company’s annual report and accounts for the period ended 31 December 2019 (the “Annual Report and Accounts”) have been published and can also be viewed at www.igt.com.

If you are a shareholder, or you hold your shares through a 401(k) plan and are entitled to hard copy materials, then a hard copy of the Annual Report and Accounts accompanies this notice. If you wish to change to receiving correspondence from the Company otherwise than in hard copy, please contact Computershare on +1 866-641-4276.

Action to be taken

In light of the COVID-19 pandemic and in line with latest UK Government’s measures to restrict travel and public gatherings of more than two people, the meeting will be restricted to two attendees (for example, the Chairperson and one other Director), both of whom will be shareholders for the purposes of forming a quorum, in addition to the usual supporting staff, reduced to a minimum and bound to the strictest observance of the Governmental recommended precautions. The Company advises that other shareholders must not attend the AGM in person. Any other shareholder above the number necessary to form a quorum seeking to attend the AGM will be refused entry.

All shareholders are encouraged to please vote using proxy voting in accordance with the instructions printed on the enclosed proxy form. If you would like to vote on the Resolutions, please complete the proxy form or voting instruction form which accompanies the AGM Notice and return it according to the instructions on the form by no later than 3.00 p.m. (BST) on 23

June 2020. Shareholders are strongly advised to appoint the Chairperson of the meeting as proxy to ensure shareholders vote is counted. Other named proxies will not be allowed to attend the AGM. Further details relating to voting by proxy are set out in the notes to the AGM Notice.

Recommendation

The board of directors of the Company considers that the Resolutions are in the best interests of the Company and its shareholders as a whole. The directors unanimously recommend that you vote in favour of all the Resolutions.

The Company looks forward to seeing many of you at our next annual general meeting.

Yours sincerely,

Lorenzo Pellicioli

Chairperson

INTERNATIONAL GAME TECHNOLOGY PLC
(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of the Company (the “AGM”) will be held at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on 25 June 2020 at 3.00 p.m. (BST).

The business of the AGM will be to consider and, if thought fit, pass the resolutions listed below (the “Resolutions”). Resolutions 1 to 16 (inclusive) will be proposed as ordinary resolutions. Resolutions 17 to 20 (inclusive) will be proposed as special resolutions.

Explanations of the Resolutions are set out at pages 12 to 18 (inclusive) of this notice, and additional information for those entitled to attend the AGM is set out at pages 19 to 24. The biographies of the individuals whose continuing appointment as directors is to be approved are set out from page 25 onwards.

ORDINARY RESOLUTIONS

Annual report and accounts 2019

1             THAT the annual report and accounts of the directors and the auditor for the financial year ended 31 December 2019 (the “Annual Report and Accounts”) be received and adopted.

Directors’ remuneration report 2019

2             THAT the directors’ remuneration report (excluding the part containing the directors’ remuneration policy set out on pages 51 to 62 of the directors’ remuneration report) for the financial year ended 31 December 2019 be approved.

Continued appointment of directors

3             THAT Beatrice Bassey, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

4             THAT Massimiliano Chiara, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

5             THAT Alberto Dessy, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

6             THAT Marco Drago, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

7             THAT James McCann, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

8             THAT Heather McGregor, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

9             THAT Lorenzo Pellicioli, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

10          THAT Samantha Ravich, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

11          THAT Vincent Sadusky, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

12          THAT Gianmario Tondato Da Ruos, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

Re-appointment of auditor

13          THAT PricewaterhouseCoopers LLP be re-appointed as auditor of the Company to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company at which annual report and accounts are laid before the Company.

Remuneration of auditor

14          THAT the board of directors of the Company or its audit committee be authorised to determine the auditor’s remuneration.

Political donations

15          THAT, in accordance with s.366 and s.367 of the Companies Act 2006 (the “Act”), the Company and any company which is, or becomes, a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised, during the period beginning on the date of the passing of this resolution and ending on the conclusion of the Company’s next annual general meeting, to:

15.1      make political donations to political parties and/or independent election candidates not exceeding £100,000 (or its equivalent in another currency) in total;

15.2      make political donations to political organisations (other than political parties and/or independent election candidates) not exceeding £100,000 (or its equivalent in another currency) in total; and

15.3      incur any other kind of political expenditure not exceeding £100,000 (or its equivalent in another currency) in total,

in each case, as such terms are defined in Part 14 of the Act and provided that the aggregate of all expenditure under paragraphs 15.1, 15.2 and 15.3 of this Resolution 15 shall not exceed £100,000 (or its equivalent in another currency) in total.

Authority to allot shares

16          THAT the directors be generally and unconditionally authorised pursuant to s.551 of the Act to exercise all the powers of the Company to allot:

16.1      ordinary shares in the Company and to grant rights to subscribe for, or to convert any security into, ordinary shares in the Company (“Relevant Securities”), up to a maximum aggregate nominal amount of US$6,824,827.70; and

16.2       Relevant Securities comprising equity securities (within the meaning of s.560 of the Act) up to an aggregate nominal amount of US$6,824,827.70 in connection with an offer by way of a rights issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be practicable) to their existing holdings of ordinary shares, but subject to such exclusions, limits, restrictions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or any legal, regulatory or practical problems in or under the laws of any territory, or the requirements of any regulatory body or stock exchange or any other matter; and

16.3       special voting shares of US$0.000001 each in the capital of the Company (“Special Voting Shares”) and to grant rights to subscribe for, or to convert any security into, Special Voting Shares, up to a maximum aggregate nominal amount of US$136.50, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 24 September 2021, but in each case the Company may, before such expiry, make an offer or agreement which would or might require Relevant Securities or Special Voting Shares (as applicable) to be allotted after this authority expires and the directors may allot Relevant Securities or Special Voting Shares (as applicable) in pursuance of such offer or agreement as if this authority had not expired.

This authority is in substitution for all previous unutilised authorities given to the directors pursuant to s.551 of the Act, save to the extent that those authorities are exercisable pursuant to s.551(7) of the Act by reason of any offer or agreement made prior to the date of this resolution which would or might require shares to be allotted or rights to be granted on or after that date.

SPECIAL RESOLUTIONS

Disapplication of pre-emption rights

17          THAT, subject to the passing of Resolution 16 above, the directors be empowered pursuant to s.570 and s.573 of the Act to allot equity securities (within the meaning of s.560 of the Act) for cash pursuant to the authority conferred by Resolution 16 as if s.561(1) of the Act did not apply to such allotment, provided that this power shall expire (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 24 September 2021. This power shall be limited to the allotment of equity securities:

17.1       in connection with an offer of equity securities (including, without limitation, under a rights issue, open offer or similar arrangement, save that in the case of an allotment pursuant to the authority conferred by paragraph 16.2 of Resolution 16, such offer shall be by way of rights issue only) in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be practicable) to their existing holdings of ordinary shares, but subject to such exclusions, limits, restrictions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or any legal, regulatory or practical problems in or under the laws of any territory, or the requirements of any regulatory body or stock exchange or any other matter; and

17.2       otherwise than pursuant to paragraph 17.1, up to an aggregate nominal amount of US$1,023,724.20,

but the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after this power expires and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

This power is in substitution for all previous unutilised powers given to the directors pursuant to s.570 and s.573 of the Act, save to the extent that those powers are exercisable pursuant to s.570(4) and s.573(3) of the Act by reason of any offer or agreement made prior to the date of the resolution which would or might require equity securities to be allotted on or after that date.

This power applies in relation to a sale of shares which is an allotment of securities by virtue of s.560(3) of the Act as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 16” were omitted.

18          THAT, subject to the passing of Resolution 16 above, the directors be empowered pursuant to s.570 and s.573 of the Act, in addition to any power granted under Resolution 17, to allot equity securities (within the meaning of s.560 of the Act) for cash pursuant to the authority conferred by Resolution 16 as if s.561(1) of the Act did not apply to any such allotment, such power to be:

18.1       limited to the allotment of equity securities up to an aggregate nominal amount of US$1,023,724.20; and

18.2       used only for the purposes of financing (or refinancing, if the power is to be used within six months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice, provided that this power shall expire (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 24 September 2021, but the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after this power expires and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of s.560(3) of the Act as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 16” were omitted.

Company’s authority to purchase its own shares

19          THAT, for the purposes of section 694 of the Act, the terms of the share repurchase contracts to be entered into between the Company and one or more of the counterparties set out in the list annexed to such contracts (copies of which have been made available for inspection by members of the Company, both (i) at the Company’s registered office for not less than 15 days ending with the date of the AGM; and (ii) at the AGM itself) are approved and the Company be authorised to undertake off-market purchases (within the meaning of section 693(2) of the Act) of ordinary shares pursuant to any such contract, provided that:

19.1      the maximum aggregate number of ordinary shares hereby authorised to be purchased is 20,474,483, representing approximately 10% of the Company’s issued ordinary share capital;

19.2      the minimum price (exclusive of expenses) which may be paid by the Company for each ordinary share shall be US $0.10;

19.3      the maximum price (exclusive of expenses) which may be paid by the Company for each ordinary share shall be 105% of the average market value of an ordinary share in the Company for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any share repurchase contract); and

19.4      this authority (unless previously revoked, varied or renewed) shall expire at the end of the next annual general meeting of the Company or, if sooner, on 24 December 2021, except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of this authority and which will or may be completed or executed wholly or partly after such expiry, where the Company may make a purchase of ordinary shares in pursuance of any such contract or contracts.

Adoption of new articles of association

20          THAT, with effect from the conclusion of the AGM, the articles of association produced to the AGM and initialled for the purpose of identification by the company secretary be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the Company’s existing articles of association.

By order of the Board

Pierfrancesco Boccia

Company Secretary
25 May 2020

Registered Office:

Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT

Registered in England and Wales with registered number: 09127533

PART 1: EXPLANATORY NOTES TO THE RESOLUTIONS

Resolution 1

Annual Report and Accounts for the financial year ended 31 December 2019

The Act requires that the directors of the Company (the “Directors” or the “Board”) lay the Annual Report and Accounts before the Company in general meeting. Shareholders will be asked to receive and adopt the Annual Report and Accounts. The Annual Report and Accounts were published and made available to shareholders together with this AGM Notice.

Resolution 2

Directors’ Remuneration Report

The Act requires quoted companies to put a resolution to shareholders at each annual general meeting of the Company to approve the Directors’ remuneration report (other than the part relating to the Directors’ remuneration policy), which forms part of the Annual Report and Accounts. Resolution 2 in the AGM Notice therefore seeks shareholder approval for the Annual Statement by the Chairperson of the Compensation Committee and the Remuneration Implementation Report (together comprising the “Remuneration Report”) which can be found at section 2 of the Annual Report and Accounts (other than the part relating to the Directors’ remuneration policy). This resolution is advisory in nature and the Directors’ entitlement to remuneration is not conditional on the resolution being passed.

The Remuneration Report gives details of the remuneration payments and share awards made by the Company to the Directors during the financial year ended 31 December 2019.

The Company’s auditor for the financial year ended 31 December 2019, PricewaterhouseCoopers LLP, has audited those parts of the Remuneration Report that are required to be audited and its report relating to the Remuneration Report can be found at section 4 of the Annual Report and Accounts.

The Directors’ remuneration policy was approved by shareholders at the annual general meeting on 17 May 2019 and is, therefore, not required to be put to shareholders for approval at this year’s meeting. In accordance with the Act, it will be put to shareholders for approval again no later than at the Company’s annual general meeting in 2022. The full remuneration policy can be found on pages 51 to 62 of the Annual Report and Accounts.

Resolutions 3 to 12

Continued appointment of existing directors

2020 marks the fifth year of the Company’s existence since its merger with GTECH S.p.A. (the “Merger”). Shareholders may remember that the directors in situ at that time were given a three-year mandate set out in the Company’s articles of association, which expired on 7 April 2018. On 7 March 2018, the board of directors resolved that the Company’s shareholders should vote on each non-executive director’s continued appointment at every subsequent AGM.

This year, members should vote on the continued appointment of each non-executive director except Paget Alves, who will step down as a director of the Company at the conclusion of the AGM.

Samantha Ravich was appointed as a director of the Company on 30 July 2019 and Beatrice Bassey was appointed as a director of the Company on 20 March 2020, and their respective continued appointments will be voted on alongside the continued appointment of the other non-executive directors.

Massimiliano Chiara assumed the role of Executive Vice President and Chief Financial Officer effective 6 April 2020, and the role as a director of the Company on 14 April 2020. His continued appointment as a director of the Company will be voted on alongside the continued appointment of the other non-executive directors.

As shareholders may remember, the Company sought approval at the annual general meeting in 2018 to appoint Marco Sala, its Chief Executive Officer, for a term running from the conclusion of that annual general meeting until the conclusion of the third subsequent annual general meeting of the Company. As this resolution passed, Marco Sala’s re-appointment will not be subject to shareholder vote until the 2021 AGM.

In November 2019, under the direction of the Chairperson, each of the directors underwent the Company’s customary annual performance evaluation. Having assessed the outcome of those performance evaluations, the Board is satisfied that each director remains committed to the role and their performance continues to be effective. The Board is also satisfied that each of the independent non-executive directors remains independent in both character and judgement and that there are no relationships or circumstances likely to affect their independence. Although the Company is not subject to the U.K. Corporate Governance Code, which recommends annual shareholder appointment of directors, having considered the needs of the Company and market practice, including in the U.S. where the Company’s ordinary shares are listed, it was determined that it is in the best interests of the Company and its shareholders as a whole to put forward the non-executive directors for a shareholder vote this year to approve their continued appointment as directors of the Company.

The Board currently has twelve directors (comprising a Chairperson, a Lead Independent Director (who is also Vice-Chairperson), two executive directors and eight other non-executive directors), whose experience and expertise are derived from a range of industries, sectors and personal characteristics that provide an invaluable and diverse perspective on the Company’s business. It is expected that the size of the Board will remain at or around eleven, following the departure of Paget Alves from, the Board.

Accordingly, the Board recommends that each of the non-executive directors other than Paget Alves be put forward to a shareholder vote to approve their continued appointment until the Company’s next annual general meeting. The Board also recommends that the shareholders vote to approve Massimiliano Chiara’s continued appointment as an executive director of the Company for the same period as the other non-executive directors, that is until the date of the 2021 AGM. These resolutions therefore seek shareholder approval for the continued appointment of these individuals, each such person having confirmed their willingness to continue in office.

Biographical details for individuals whose continuing appointment as directors is to be approved, including their career history, skills, competencies and experience, can be found in the appendix to this AGM Notice and at www.igt.com.

Resolution 13

Re-appointment of auditor

The Directors recommend that PricewaterhouseCoopers LLP should be re-appointed as the Company’s auditor to hold office from the conclusion of the AGM until the conclusion of the next meeting at which annual report and accounts are laid before the Company.

Resolution 14

Remuneration of auditor

Resolution 14 proposes that the board of directors or its audit committee is authorised to determine the remuneration of PricewaterhouseCoopers LLP.

Resolution 15

Political donations

The Act contains restrictions on companies making political donations to a political party or other political organisation, or incurring political expenditure. The Company’s policy is not to make political donations or incur political expenditure as those expressions are normally understood. However, the Act defines political donations, political organisations and political expenditure very broadly. As a result, the relevant legislative provisions might catch activities that form part of normal business relationships and engagement by the Company with key interested parties and stakeholders which, in each case, it is in the Company’s interests and the interests of shareholders to support. This resolution is therefore proposed on a precautionary basis only, to ensure that neither the Company nor any of its subsidiaries commit a technical breach that could arise from the uncertainty generated by the broad definitions contained within the Act.

Resolution 16

Authority to allot shares

Under the Act, the directors may allot shares (or grant certain rights over shares) only with the authority of shareholders in general meeting (other than pursuant to an employee share scheme within the meaning of the Act). In certain circumstances this could be unduly restrictive. The directors’ existing authority to allot shares, which was granted at the annual general meeting of the Company held on 17 May 2019, is due to expire at the end of the AGM or, if earlier, on 16 August 2020.

Resolution 16 will be proposed as an ordinary resolution. Paragraphs 16.1 and 16.2 of Resolution 16 authorise the directors to allot ordinary shares in the capital of the Company up to a maximum nominal amount of US$6,824,827.70 and up to a further maximum nominal amount of US$6,824,827.70 where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the ordinary shares in issue on 14 May 2020 (excluding treasury shares). The Company does not currently hold any shares in treasury. These limits are in accordance with guidelines issued by the Investment Association.

In addition, paragraph 16.3 of Resolution 16 authorises the directors to allot Special Voting Shares up to a maximum nominal amount of US$136.50. This authority is required because the Company’s articles of association stipulate that, if there is an allotment of ordinary shares, then there must also be a simultaneous allotment of Special Voting Shares, so that the aggregate number of ordinary shares in issue is equal to the aggregate number of Special Voting Shares in issue.

The authority conferred by the resolution will expire at the end of next year’s annual general meeting or, if sooner, on 24 September 2021.

The directors have no current intention of exercising the authorities sought by paragraphs 16.1 and 16.2 of Resolution 16, other than pursuant to the Company’s employee and non-executive director share schemes under the equity incentive plan authorised by shareholders at the Company’s annual general meeting in 2015 (which provides for shares to be issued pursuant to awards granted during a period of up to 10 years, hence such awards may result in the issue of shares after the expiry of that 10-year period). However, the directors believe it to be in the best interests of the Company to maintain the flexibility that this authority provides. If the directors do exercise these authorities, the directors intend to follow best practices as regards their use, as recommended by the Investment Association.

The directors have no intention of exercising the authority sought by paragraph 16.3 of Resolution 16 other than in conjunction with an issue of ordinary shares, to ensure compliance with the requirement in the Company’s articles of association that the aggregate number of ordinary shares in issue be equal to the aggregate number of Special Voting Shares.

Resolutions 17 and 18

Disapplication of pre-emption rights

Unless they are given an appropriate power by shareholders, if the directors wish to allot any ordinary shares, grant rights over ordinary shares, or sell ordinary shares held in treasury, in each case for cash (other than pursuant to an employee share scheme within the meaning of the Act) they must first offer them to existing shareholders in proportion to their existing holdings. These are known as pre-emption rights. The Special Voting Shares are not subject to these pre-emption rights, because they do not qualify as “equity securities” for the purposes of s.560 of the Act.

The existing disapplication of these statutory pre-emption rights, which was granted at the annual general meeting of the Company held on 17 May 2019, is due to expire at the end of the AGM or, if earlier, on 16 August 2020.

Resolutions 17 and 18 will be proposed as special resolutions to give the directors power to allot ordinary shares without the application of these statutory pre-emption rights: first, in relation to offers of equity securities by way of rights issue, open offer or similar arrangements

(save that, in the case of an allotment pursuant to the authority conferred by paragraph 16.2 of Resolution 16, such offer shall be by way of rights issue only); second, in relation to the allotment of equity securities for cash up to a maximum aggregate nominal amount of US$1,023,724.20 (representing approximately 5% of the nominal value of the ordinary shares in issue on 14 May 2020); and third, in relation to an acquisition or other capital investment as defined by the Pre-emption Group’s Statement of Principles, an additional 5% of the nominal value of the ordinary shares in issue on 14 May 2020.

These limits are in accordance with guidelines issued by the Pre-emption Group and the Investment Association.

The directors have no current intention of exercising these powers, other than pursuant to the Company’s employee and non-executive director share schemes under the equity incentive plan as described in the notes to Resolution 16 above. However, in certain circumstances, it may be in the best interests of the Company to allot shares for cash or grant rights over shares (other than pursuant to an employee share scheme within the meaning of the Act) without first offering them proportionately to existing shareholders, and the powers in Resolutions 17 and 18 give the directors flexibility to take advantage of business opportunities that may arise.

The directors intend to adhere to the provisions in the Pre-Emption Group’s Statement of Principles, as updated in March 2015, and not to allot shares for cash on a non pre-emptive basis pursuant to the power in Resolution 17:

(i)                                   in excess of an amount equal to 5% of the total issued ordinary share capital of the Company (excluding treasury shares); or

(ii)                                in excess of an amount equal to 7.5% of the total issued ordinary share capital of the Company (excluding treasury shares) within a rolling three-year period, without prior consultation with shareholders, in each case other than in connection with an acquisition or specified capital investment which is announced contemporaneously with the allotment or which has taken place in the preceding six-month period and is disclosed in the announcement of the allotment.

The powers sought and limits set by these resolutions will also apply to a sale by the Company of any shares it holds as treasury shares. The Act permits shares purchased by the Company out of distributable profits to be held as treasury shares, which may then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share-based incentive schemes.

The powers conferred by these resolutions will expire at the end of next year’s annual general meeting or, if sooner, on 24 September 2021.

Resolution 19

Company’s authority to purchase its own shares

As the Company is an English public limited company that has its shares listed only on the New York Stock Exchange (“NYSE”), under the Act, the Company may only conduct repurchases of its ordinary shares in accordance with specific procedures for “off-market”

purchases of such shares because, and solely for the purposes of the Act, any repurchase of our shares through NYSE constitutes an “off-market” transaction. As such, these repurchases may only be made pursuant to a form of share repurchase contract, the terms of and counterparties to which have been approved by the Company’s shareholders in accordance with s. 694 of the Act.

At the annual general meeting of the Company held on 28 July 2015, the Company was authorised to purchase up to 20% of the total number of issued ordinary shares (as at 7 April 2015) pursuant to the terms of share repurchase contracts approved by the shareholders and with certain counterparties identified in an annex to those contracts. The Company has not made any purchases under this authority. This authority expires on 27 July 2020.

We are now seeking approval of three sets of share repurchase contracts, each consisting of a “Rule 10b-18 Repurchase Contract” and a “Rule 10b5-1 Repurchase Plan”, mirroring the form approved by shareholders in 2015, updated to reflect certain developments in market practice on the part of some of the potential counterparties, in order to maximise flexibility for the Company.

The proposed forms of Rule 10b-18 Repurchase Contract each provide that the counterparty will purchase ordinary shares on NYSE at such prices and in such quantities as the Company may instruct from time to time, in accordance with Rule 10b-18 of the Securities Exchange Act 1934 (the “Exchange Act”).

The proposed forms of Rule 10b5-1 Repurchase Plans each provide that the counterparty will purchase a specified dollar amount of ordinary shares on NYSE each day if our ordinary shares are trading below a specified price.

Purchases will be in accordance with Rule 10b-18 of the Exchange Act. The amount to be purchased each day, the limit price and the total amount that may be purchased under the agreement will be determined at the time the agreement is executed.

All of the agreements provide that the counterparty will purchase the shares as principal and sell any shares purchased to the Company, in order to comply with the requirements of the Companies Act.

Resolution 19, which will be proposed as a special resolution, will authorise the Company to purchase up to 20,474,483 ordinary shares of US$0.10 each in the capital of the Company (representing approximately 10% of the Company’s issued ordinary share capital on 14 May 2020). The maximum price that shall be paid to purchase an ordinary share is 105% of the average market value of an ordinary share for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any share repurchase contract). The authority conferred by Resolution 19 will expire at the end of next year’s annual general meeting or, if sooner, on 24 December 2021.

Your directors are committed to managing the Company’s capital effectively. Although the directors have no plans to make such purchases, buying back the Company’s shares is one of the options they keep under review. The directors will exercise this authority only where they consider that such purchases will be in the best interests of shareholders.

Approval of the forms of contract and counterparties are not an approval of any specific share repurchase program or transaction. This will be determined by the Board as and when it considers it beneficial for the Company, and there can be no assurance as to whether the Company will repurchase any of its shares or as to the amount of any such repurchases or the prices at which such repurchases may be made, subject to the limitations set out in the resolution and summarised above.

A list of counterparties is annexed to the share repurchase contracts made available for inspection. The counterparties are investment banks and brokers. If the Directors determine that shares should be repurchased, one or more of the counterparties would be chosen to purchase shares in the market and sell them on to the Company in accordance with the terms of one or more repurchase contracts in the form approved.

As required by the Act, the forms of the share repurchase contracts and the list of proposed counterparties will be available for inspection by members of the Company both (i) at the Company’s registered office for not less than 15 days ending with the date of the AGM; and (ii) at the AGM itself.

Resolution 20

Adoption of new articles of association

In 2015, the Company adopted articles of association that contained a framework for the purchase by the Company of its own ordinary shares. This framework saw the shareholders giving the Company authority to purchase its own ordinary shares for up to five years subject to certain limitations.

The Company intends to continue to align its articles of association more closely with those of other publicly traded companies and take into account investor guidelines. In the light of that aim, the Company considers that the framework set out in the existing articles of association for the purchase by the Company of its own shares is no longer appropriate and therefore proposes to adopt new articles of association (the “New Articles”).

The New Articles will amend the Company’s existing articles of association by deleting article 66, which sets out the authority of the Company to purchase its own shares, and making a small number of consequential changes. Going forward, shareholder authorities in relation to the purchase by the Company of its own shares will be sought from the Company’s shareholders on an annual basis at the Company’s annual general meeting in each year.

The New Articles will also provide that the Company will hold general meetings as annual general meetings in accordance with the requirements under the Companies Act 2006 (which may be subject to amendments or waivers pursuant to new legislation), instead of tracking the language of the Act.

PART 2: GENERAL NOTES TO THE AGM NOTICE

In light of the COVID-19 pandemic and in line with latest UK Government’s measures to restrict travel and public gatherings of more than two people, the meeting will be restricted to two attendees (for example, the Chairperson and one other Director), both of whom will be shareholders for the purposes of forming a quorum, in addition to the usual supporting staff, reduced to a minimum and bound to the strictest observance of the Governmental recommended precautions. The Company advises that other shareholders must not attend the AGM in person. Any other shareholder above the number necessary to form a quorum seeking to attend the AGM will be refused entry.

All shareholders are encouraged to please vote using proxy voting in accordance with the instructions printed on the enclosed proxy form. Shareholders are strongly advised to appoint the Chairperson of the meeting as proxy to ensure shareholders vote is counted. Other named proxies will not be allowed to attend the AGM.

1             Record date

To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 3.00 p.m. (BST) on 23 June 2020 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day)). You will be entitled to attend and vote in respect of the number of ordinary shares and special voting shares, if any, registered in your name at that time. Changes to the entries in the register of shareholders after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM.

2             Publication of information

A copy of: (i) the current articles of association of the Company; and (ii) the New Articles, will be available for inspection at the Company’s registered office during usual business hours from the date of this document and until the conclusion of the AGM, and at the venue of the AGM for at least 15 minutes prior to and during the AGM.

Copies of (i) the forms of share repurchase contract; and (ii) the list of proposed counterparties referred to in Resolution 19 will be available for inspection by members of the Company at the Company’s registered office for not less than 15 days ending with the date of the AGM, and at the AGM itself.

Please note that the right of inspection prior to the AGM date will be subject to a 48-hour prior notice to IGT_AGM@IGT.com and any restrictions imposed by the UK Government  in light of the COVID-19 pandemic above,  while the right of inspection on the AGM date will also be subject to the above said restrictions.

A copy of this notice can be found at www.igt.com.

3             Voting arrangements

Voting on each of the Resolutions will be conducted by way of a poll rather than a show of hands. The Board believes this method is more transparent, as shareholder votes are counted according to the number of shares held by each shareholder that votes on the relevant resolution. Therefore, every qualifying member present in person, by proxy or by corporate representative and entitled to vote on the Resolutions will have one vote in respect of each ordinary share of US$0.10 each in the capital of the Company (the “Ordinary Shares”).

The issued special voting shares of US$0.000001 each in the capital of the Company (“Special Voting Shares”) carry a voting right of 0.9995 each. The Special Voting Shares are held at all times by the Nominee (as such term is defined in the Company’s articles of association), however, eligible participants in the Company’s Loyalty Plan (details of which are available at www.igt.com) will be entitled to direct the Nominee to exercise the vote of any Special Voting Shares associated with their Ordinary Shares once that eligible participant has successfully elected to participate in the Loyalty Plan, resulting in the equivalent of 1.9995 votes for each Ordinary Share held. The Special Voting Shares and Ordinary Shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes.

The Special Voting Shares shall be voted by the Nominee in the same percentage as the outcome of the votes on the Resolutions to the extent that a participant has either not elected to participate in the Loyalty Plan or has not directed how such shares should be voted by the Nominee.

The results of the voting at the AGM and the number of proxy votes cast for and against, and the number of votes actively withheld, in respect of each of the Resolutions will be published on the Company’s website, www.igt.com, and filed with the Securities Exchange Commission in due course.

4             Corporate shareholders

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, where more than one corporate representative purports to exercise their powers in respect of the same share on behalf of a member:

a.         if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

b.         if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

5             Publication request

Under s.527 of the Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

a.          the audit of the Company’s annual report and accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

b.          any circumstance connected with an auditor of the Company ceasing to hold office since the previous annual general meeting at which annual report and accounts were laid in accordance with s.437 of the Act.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with s.527 and s.528 of the Act. Where the Company is required to place a statement on a website under s.527 of the Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under s.527 of the Act to publish on a website.

6             Asking questions

Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if:

a.          to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;

b.          the answer has already been given on a website in the form of an answer to a question; or

c.          it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

7             Beneficial owners

If your shares are held in a stock brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of the shares, and these proxy materials are being made available or forwarded to you by or on behalf of your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by following the instructions for voting on the voting instruction form.

If you wish to attend the AGM and/or vote at the AGM, you should obtain a legal proxy from your broker, bank or other nominee and present it to Computershare at the AGM.

Paragraphs 8 to 13 (inclusive) on proxy provisions relate to shareholders only.

8             Appointment of proxies

If you are a shareholder of the Company, by virtue of being registered in the register of shareholders, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the AGM. You can only appoint a proxy using the procedures set out in these notes and the notes to the hard copy proxy form.

A proxy form which may be used to make such appointment and give proxy directions accompanies this notice of AGM. If you do not have a proxy form and believe that you should have one, or if you require additional proxy forms in order to appoint more than one proxy, please contact Computershare at +1 866-395-6419.

A proxy does not need to be a shareholder of the Company but must attend the AGM in order to represent you. Details of how to appoint the Chairperson of the AGM or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the AGM you will need to appoint your own choice of proxy (not the Chairperson) and give your instructions directly to them.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare at +1 866-395-6419.

If you do not give your proxy an indication of how to vote on a Resolution, your proxy will vote (or abstain from voting) on that Resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM.

The Company has included on the proxy form an ‘Abstain’ option in order for members to abstain from voting on any particular Resolution. However, an abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant Resolution.

The return of a completed proxy form will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so.

9             Appointment of proxy using hard copy proxy form

The notes to the hard copy proxy form explain how to direct your proxy to vote on each Resolution or abstain from voting.

To be valid, the hard copy proxy form must be:

a.          completed and signed;

b.          sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, P.O. BOX 505000, Louisville, KY, 40233-5000; and

c.          received by no later than 3.00 p.m. (BST) on 23 June 2020.

In the case of a shareholder which is a company, the hard copy proxy form must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign.

Any power of attorney or any other authority under which the hard copy proxy form is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy form.

10           Electronic proxy appointments

Instead of mailing a hard copy proxy form, you may choose one of the electronic proxy appointment methods outlined below to appoint your proxy:

a.          by electronic means at www.investorvote.com/IGT; or

b.          within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch tone telephone.

Proxies submitted by the internet or telephone must be received by 3.00 p.m. (BST) on 23 June 2020.

The contact details set out in paragraphs 9 and 10 must not be used for any other purposes unless expressly stated.

11           Appointment of proxy by joint shareholders

In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior).

12           Changing proxy instructions

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments set out above also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the hard copy proxy form and would like to change the instructions using another hard copy proxy form, please contact Computershare at +1 866-395-6419 and ask for another proxy form.

When two or more valid but differing appointments of proxy are received for the same share, the one which is last validly delivered or received (regardless of its date of execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

13           Termination of proxy appointments

In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Computershare Proxy Services, P.O. BOX 505000, Louisville, KY, 40233-5000. In the case of a shareholder which is a company, the revocation notice must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice. The revocation notice must be received by the Company no later 3.00 p.m. (BST) on 23 June 2020.

If you attempt to revoke your proxy appointment but the revocation is received after the time specified then your proxy appointment will remain valid.

Appointment of a proxy does not preclude you from attending the AGM and voting in person. If you have appointed a proxy and attend the AGM in person, your proxy appointment will automatically be terminated.

14           Communications

Shareholders are advised that, unless otherwise indicated, the telephone numbers, website and email addresses which are set out in this notice, the proxy form or any related documents are not to be used for the purpose of serving information or documents on the Company (including the service of documents or information relating to proceedings at the AGM) or for communicating with the Company for any purpose other than those expressly stated.

15           Total voting rights

As at 14 May 2020, being the latest practicable date before the publication of this notice, the issued share capital of the Company consisted of:

a.          204,744,830 ordinary shares of US$0.10 each, each carrying one vote at a general meeting;

b.          204,744,830 special voting shares of US$0.000001 each, each carrying 0.9995 votes at a general meeting; and

c.          50,000 sterling non-voting shares of £1 each.

The total number of voting rights in the Company as at that date was therefore 409,387,288.

16           Proof of identity

Shareholders and participants may also be required to provide proof of identity at the AGM. If you have been appointed as a shareholder’s proxy, please make this fact known on admission to the AGM to Computershare personnel.

APPENDIX:
DIRECTORS’ BIOGRAPHIES

EXECUTIVE DIRECTOR

Massimiliano (“Max”) Chiara, Executive Director

Massimiliano Chiara is IGT’s Executive Vice President and Chief Financial Officer and a member of the Company’s board of directors.

Before joining the Company, Mr. Chiara served as Chief Financial Officer of CNH Industrial since September 2013. Mr. Chiara was also named the Chief Sustainability Officer at CNH Industrial in 2016, and he also served since 2017 as head of Mergers & Acquisitions for CNH Industrial. Between 2009 and 2013, Mr. Chiara served in various positions with Fiat Chrysler Automobiles (and its predecessors) as Chief Financial Officer and Head of Business Development in Latin America, Vice President of Financial Planning and Analysis and Business Development Finance, VP Finance Brands and Marketing Controller, and served as Director of Business Development Finance for its engine business unit Fiat Powertrain between 2007 and 2009. Earlier in his career, Mr. Chiara held various managerial roles at Teksid Aluminum, PricewaterhouseCoopers, Robert Bosch, the Wuerth Group, and was a M&A financial analyst with Dresdner Kleinwort Benson.

Mr. Chiara graduated from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration Cum Laude, and has a CEMS Master’s degree in International Management from the Bocconi University and the University of Cologne (Germany). Mr. Chiara also held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007.

NON-EXECUTIVE DIRECTORS

Beatrice Bassey, Independent Director

Beatrice H. Bassey was appointed to the IGT PLC board of directors in March of 2020. She is the General Counsel, Chief Compliance Officer and Corporate Secretary at Atlas Mara Limited, a publicly listed financial services company that operates banks in various parts of Africa, responsible in overseeing compliance, corporate governance and legal affairs across all its subsidiaries as well as leading on Atlas Mara’s acquisition and integration activities. In addition, she serves as Chair of the Board of Union Bank of Nigeria plc, a publicly listed bank regulated by the Nigerian Central Bank and the U.K. Prudential Regulatory Authority. She is a member of the board of African Banking Corporation of Botswana Limited, a publicly listed bank, where she also sits on the remuneration, risk & compliance and audit committees. She also serves as a member of the board of Banque Populaire du Rwanda, where she chairs the credit committee, and also sits on the remuneration and risk & compliance committees. Prior to her joining Atlas Mara, Mrs. Bassey was a Senior Partner in the New York offices of Hughes Hubbard & Reed LLP, where she was a member of the Executive Committee.

Mrs. Bassey holds an LL.B in Law from University of Maiduguri, Nigeria, a BL in Law from the Nigerian Law School and an LL.M from Harvard Law School. She was called to the Nigerian Bar in 1995 and the New York Bar in 1999. She is a member of the London Court of International Arbitration, and also a Fellow of the David Rockefeller Fellows Program of the Partnership for New York City.

Alberto Dessy, Independent Director

Alberto Dessy has served on the Board since the formation of the Company in April 2015 and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee. He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant who specializes in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes.

He has previously served on the boards of many companies, both listed and unlisted, including Chiorino S.p.A., Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A. S.p.A., Milano Centro S.p.A., and DeA Capital S.p.A.

Mr. Dessy graduated from Bocconi University and is a member of the distinguished faculty in corporate finance at the SDA Bocconi School of Management.

Marco Drago, Non-Executive Director

Marco Drago has served on the Board since the formation of the Company in April 2015. From 2002 to the formation of the Company, Mr. Drago served on the board of directors of GTECH S.p.A. (formerly Lottomatica Group). Since 1997, Mr. Drago has been the Chairman of De Agostini, one of Italy’s largest family-run groups. Since July 2018 he has been the President of The Board of Directors of B&D Holding S.p.A. (formerly B&D Holding di Marco Drago e C.S.a.p.A., of which he had been President of the Board of Partners since 2006). He is also Vice President of Planeta De Agostini Group, Director of Atresmedia, DeA Capital S.p.A., De Agostini Editore S.p.A., S. Faustin (Techint Group) and member of the Assonime’s board of governors.

Mr. Drago graduated in Economics and Business at Università Bocconi in Milan in 1969. He started his career that same year in the family company joining Istituto Geografico De Agostini. In 1997 he replaced Achille Boroli as Chairman of De Agostini Holding S.p.A, having previously served as Executive Officer and Managing Director. He has received important awards such as “Bocconiano dell’anno” in 2001, and was made “Cavaliere del Lavoro” in 2003.

James McCann, Vice Chairperson and Lead Independent Director

James F. McCann has served on the Board since the formation of the Company and is currently the Vice Chairperson, Lead Independent Director and is Chair of the Nominating and Corporate Governance Committee. He is the Chairman of 1-800- Flowers.com, Inc., and previously served as Chief Executive Officer, a position he held since 1976. Mr. McCann previously served as director and Chair of the Nominating and Governance Committee of Willis Towers Watson until his retirement in May 2019. He previously served as the Chairman of the Board of Directors of Willis Towers Watson from January 4, 2016 to January 1, 2019. Previously he served as Director (2004-2015) and non-executive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non-executive Chairman of the board of Willis Group, he served as the company’s presiding independent director. Mr. McCann previously served as a director for Scott’s Miracle-Gro from January 2014 to January 2020.

He previously served as a director and compensation committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc. and The Boyds Collection, Ltd.

Heather J. McGregor, Independent Director

Heather J. McGregor was appointed to the Board in March of 2017 and is a member of the Audit Committee. She is the Executive Dean of the Edinburgh Business School, the business school of Heriot Watt University in the U.K.. In addition, Professor McGregor is a director of Non-Standard Finance PLC, a company specializing in offering consumer loans in the U.K. Professor McGregor has a Ph.D. from the University of Hong Kong in Structured Finance and is an experienced writer and broadcaster, including writing for the Financial Times for 17 years, and is currently a weekly columnist in the Sunday Times. Professor McGregor is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.’s publicly listed companies.

In June 2015, Professor McGregor was made a Commander of the British Empire for her services to diversity and employment. In February 2017, she was appointed by the U.K. Government to be a member of the Honours Committee for the Economy.

Lorenzo Pellicioli, Chairperson

Lorenzo Pellicioli has served as Chairperson of the Board since November 2018, before which he served as Vice-Chairperson of the Board since the formation of the Company in April 2015. From August 2006 to the formation of the Company, Mr. Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015. Mr. Pellicioli has served as Chief Executive Officer of De Agostini S.p.A. since November 2005.

Mr. Pellicioli started his career as a journalist for the newspaper Giornale Di Bergamo and afterwards he became Bergamo TV Programmes Vice President. From 1978 to 1984, he held different posts in the sector of the Italian private television for Manzoni Pubblicità, Publikompass up to his nomination as Rete4 General Manager. In 1984, he joined the Gruppo Mondadori Espresso, the first Italian publishing group. He was initially appointed General Manager for Advertising Sales and Mondadori Periodici (magazines) Vice General Manager and afterwards President and CEO of Manzoni & C. S.p.A, advertising rep of the Group.

From 1990 to 1997, he was appointed first President and CEO of Costa Cruise Lines in Miami, being part of Costa Crociere Group operating in the North American market (USA, Canada and Mexico) and then became Worldwide General Manager of Costa Crociere S.p.A., based in Genoa. From 1995 to 1997 he was also appointed President and CEO of the Compagnie Francaise de Croisières (Costa-Paquet), the Paris-based subsidiary of Costa Crociere.

In 1997, he took part to the privatization of SEAT Pagine Gialle purchased by a group of financial investors. After the acquisition he was appointed CEO of SEAT. In February 2000, he also managed the “Internet Business Unit” of the Telecom Italia Group following the sale of SEAT. In September 2001, following the acquisition of Telecom Italia by the Pirelli Group, he resigned. Since November 2005 he has been CEO of the De Agostini Group, an Italian financial group with ownership in the publishing sector (De Agostini Editore), games and lotteries (IGT PLC), media and communications (Atresmedia - Spanish television leader, Banijay Group - a leading company in the production and distribution of television and media content) and financial investments (DeA Capital).

He is also Chairman of the Board of Directors of DeA Capital, a member of the Board of Directors of Assicurazioni Generali S.p.A., and a member of the Advisory Board of Palamon Capital Partners. He was formerly also a member of the Boards of Directors of Enel, INA-Assitalia, and Toro Assicurazioni and of the Advisory Board of Lehman Brothers Merchant Banking.

On April 3, 2017 he was honored with the title of Chevalier dans l’ordre de la Légion d’Honneur.

Samantha Ravich, Independent Director

Dr. Samantha Ravich was appointed to the Board in July of 2019 and is a member of the Nominating and Corporate Governance Committee. She is a defense and intelligence policy and tech entrepreneur and the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab; the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Dr. Ravich is also a managing partner at A2P, LLC, a technology company that focuses on advanced advertising techniques, and a Board Governor at the Gemological Institute of America. Previously, she was the Republican Co-Chair of the Congressionally-mandated National Commission for Review of Research and Development Programs in the United States Intelligence Community and served as Deputy National Security Advisor for Vice President Cheney.

Dr. Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/BSE from the University of Pennsylvania/Wharton School and is a member of the Council on Foreign Relations and the National Association of Corporate Directors.

Vincent Sadusky, Independent Director

Vincent L. Sadusky has served on the Board since the formation of the Company and is Chair of the Audit Committee. Prior to the formation of the Company, Mr. Sadusky served on the International Game Technology board of directors from July 2010 to April 2015. He is Chief Executive Officer and a member of the board of directors of Univision Communications Inc., the largest Hispanic media company in the U.S.. He served as President and Chief Executive Officer of Media General, Inc., one of the U.S’s largest owners of television stations, from December 2014 until January 2017, following the company’s merger with LIN Media LLC. Mr.

Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young, LLP. Mr. Sadusky formerly served on the board of directors of Hemisphere Media Group, Inc. Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013. He formerly served on the boards of directors of JVB Financial Group, LLC, Maximum Service Television, Inc., Media General, Inc., LIN Media LLC and NBC Affiliates.

Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology.

Gianmario Tondato da Ruos, Independent Director

Gianmario Tondato da Ruos has served on the Board since the formation of the Company and is Chair of the Compensation Committee. From 2006 to the formation of the Company, Mr. Tondato da Ruos served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group). Mr. Tondato da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels and geographies.

Mr. Tondato da Ruos is Chairman of HMSHost Corporation, of Autogrill Italia S.p.A. and of Autogrill Europe S.p.A. He has been a director of Autogrill since March 2003, and sits on the advisory board of Rabobank (Hollande). He was formerly Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U. Mr. Tondato da Ruos graduated with a degree in economics from Ca’Foscari University of Venice.